                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)


                                 flightserv.com
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.04 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   339428-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

CUSIP No. 339428-10-4                                         Page 2 of 5 Pages


                                  SCHEDULE 13G

-------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           C. Frank Moore
-------------------------------------------------------------------------------

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [ ]
                                                                        (B) [X]
-------------------------------------------------------------------------------

3.         SEC USE ONLY

-------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                          5.  SOLE VOTING POWER
      NUMBER OF
        SHARES                1,000,000(1)
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                          -----------------------------------------------------
                          6.  SHARED VOTING POWER

                              688,000(2)
                          -----------------------------------------------------
                          7.  SOLE DISPOSITIVE POWER

                              1,000,000(1)

                          -----------------------------------------------------

                          8.  SHARED DISPOSITIVE POWER

                              688,000(2)
-------------------------------------------------------------------------------

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,688,000(1)(2)

-------------------------------------------------------------------------------

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.9%
-------------------------------------------------------------------------------

12.        TYPE OF REPORTING PERSON* IN
-------------------------------------------------------------------------------

(1) Solely in his capacity as trustee of the Dogwood Trust which has an option to acquire 1,000,000 shares at any time on or before September 30, 1999 .
(2) Solely in his capacity as trustee of the HJR Trust which is a partner in K & L Partnership which owns 688,000 shares of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 339428-10-4                                         Page 3 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

ITEM 1(A).        NAME OF THE ISSUER:

                  flightserv.com

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3343 Peachtree Road, N.E. Suite 530, Atlanta, Georgia  30326.

ITEM 2(A).        NAME OF PERSON FILING:

                  The name of the person filing this statement (the "Reporting Person") is C. Frank Moore.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                  The address of the principal office of the Reporting Person is 366 Powder Springs Street, Marietta, Georgia, 30064

ITEM 2(C).        CITIZENSHIP:

                  Mr. Moore is a citizen of the United States of America.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.04 par value per share (the "Common Stock").

ITEM 2(E).        CUSIP NUMBER:

                  339428-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act,

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act,

         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of
                           the Act,

         (d)      [ ]      Investment Company registered under Section 8 of the
                           Investment Company Act,

         (e)      [ ]      Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940,

         (f)      [ ]      Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee Retirement
                           Income Security Act of 1974 or Endowment Fund; see
                           13d-1(b)(1)(ii)(F),

         (g)      [ ]      Parent Holding Company, in accordance with Rule
                           13d-1(b)(ii)(G); see Item 7,

         (h)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box.   [X].

CUSIP No. 339428-10-4                                         Page 4 of 5 Pages


ITEM 4.           OWNERSHIP.

C. Frank Moore is the sole trustee of the Dogwood Trust and the HJR Trust (collectively, the "Trusts") and, as such, may be deemed to be the beneficial owner of 1,688,000 shares of Common Stock (approximately 5.9%) which may be deemed to be beneficially owned by the Trusts. The Dogwood Trust may be deemed to be the beneficial owner of 1,000,000 shares of Common Stock presently owned by Mark A. Conner which the Dogwood Trust has the right to acquire for $0.65 per share pursuant to terms of an immediately exercisable option agreement which expires on September 30, 1999. The Dogwood Trust has the power to direct the disposition of the option agreement, but Mark Conner has retained the right to vote the shares that are subject to the option agreement until such time, if any, as the option is exercised. The HJR Trust may be deemed to be the beneficial owner of 688,000 shares of Common Stock owned by K&L Partnership ("K&L"), a Georgia general partnership of which the HJR Trust is a 50% partner. The HJR Trust, as a general partner of K&L, has the shared power to vote and dispose of the 688,000 shares of Common Stock owned by K&L. The percentage of outstanding shares of the Common Stock set out above has been computed based on a total of 23,188,245 shares of Common Stock indicated as outstanding in the Company's Proxy Statement dated March 29, 1999 relating to the Annual Meeting of Stockholders held on April 21, 1999, as adjusted to reflect issuance of 4,600,000 shares of Common Stock issued on or about June 29, 1999.

The minor children of C. Beverly Lance are the beneficiaries of the Trusts but do not have the right to vote or dispose of the shares of Common Stock beneficially owned by the Trusts. Mr. Lance's minor children are also beneficiaries of the Lance Children's Trust which is the beneficial owner of 3,600,000 shares of Common Stock. C. Beverly Lance is the sole trustee of the Lance Children's Trust and neither the Trusts nor Mr. Moore have the power to vote or dispose of any shares owned by the Lance Children's Trust. As a result, both the Trusts and Mr. Moore disclaim beneficial ownership of the shares owned by the Lance Children's Trust.

Mr. Moore declares that the filing of this statement on Schedule 13G shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 339428-10-4                                         Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      July 23, 1999
                                      (Date)





                                      By:  /s/ C. Frank Moore
                                         --------------------------------------
                                          C. Frank Moore